# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Reservoir Media, Inc., CIK 0001824403
CUSIP: 76119X105
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 200 VARICK STREET, SUITE 801, NEW YORK, New York (NY), 10014
Date of event which requires filing of this statement: 03/03/2026
Amends the filing with accession number 0001214659-21-008009
Filed by CIK 0001875478
Persons authorized to receive notices and communications: Ryan P. Taylor, c/o Richmond Hill Investment Co., LP, 381 Park Avenue South, Suite 1101, New York, New York (NY), 10016, (212) 989-2700

## Reporting persons
- ER Reservoir LLC (CIK 0001875478): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 13,652,372; sole dispositive power 0; shared dispositive power 13,652,372; aggregate amount beneficially owned 13,652,372 (20.81% of the class)
  Comment: This percentage is calculated based upon 65,600,219 shares of Common Stock of the Issuer issued and outstanding as of January 26, 2026 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on February 4, 2026.
  
  The reporting persons making this filing may be deemed to be a group with other persons beneficially owning common stock. The reporting persons do not affirm the existence of such a group.
- Richmond Hill Capital Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 179,389; sole dispositive power 0; shared dispositive power 179,389; aggregate amount beneficially owned 179,389 (0.27% of the class)
  Comment: This percentage is calculated based upon 65,600,219 shares of Common Stock of the Issuer issued and outstanding as of January 26, 2026 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on February 4, 2026.
  
  The reporting persons making this filing may be deemed to be a group with other persons beneficially owning common stock. The reporting persons do not affirm the existence of such a group.
- Essex Equity Joint Investment Vehicle, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 418,576; shared voting power 13,652,372; sole dispositive power 418,576; shared dispositive power 13,652,372; aggregate amount beneficially owned 14,070,948 (21.45% of the class)
  Comment: This percentage is calculated based upon 65,600,219 shares of Common Stock of the Issuer issued and outstanding as of January 26, 2026 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on February 4, 2026.
  
  The reporting persons making this filing may be deemed to be a group with other persons beneficially owning common stock. The reporting persons do not affirm the existence of such a group.
- Richmond Hill Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 13,652,372; sole dispositive power 0; shared dispositive power 13,652,372; aggregate amount beneficially owned 13,652,372 (20.81% of the class)
  Comment: This percentage is calculated based upon 65,600,219 shares of Common Stock of the Issuer issued and outstanding as of January 26, 2026 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on February 4, 2026.
  
  The reporting persons making this filing may be deemed to be a group with other persons beneficially owning common stock. The reporting persons do not affirm the existence of such a group.
- Richmond Hill Investment Co., LP: type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,831,761; sole dispositive power 0; shared dispositive power 13,831,761; aggregate amount beneficially owned 13,831,761 (21.08% of the class)
  Comment: This percentage is calculated based upon 65,600,219 shares of Common Stock of the Issuer issued and outstanding as of January 26, 2026 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on February 4, 2026.
  
  The reporting persons making this filing may be deemed to be a group with other persons beneficially owning common stock. The reporting persons do not affirm the existence of such a group.
- Richmond Hill Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,831,761; sole dispositive power 0; shared dispositive power 13,831,761; aggregate amount beneficially owned 13,831,761 (21.08% of the class)
  Comment: This percentage is calculated based upon 65,600,219 shares of Common Stock of the Issuer issued and outstanding as of January 26, 2026 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on February 4, 2026.
  
  The reporting persons making this filing may be deemed to be a group with other persons beneficially owning common stock. The reporting persons do not affirm the existence of such a group.
- Richmond Hill Advisors, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 179,389; sole dispositive power 0; shared dispositive power 179,389; aggregate amount beneficially owned 179,389 (0.27% of the class)
  Comment: This percentage is calculated based upon 65,600,219 shares of Common Stock of the Issuer issued and outstanding as of January 26, 2026 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on February 4, 2026.
  
  The reporting persons making this filing may be deemed to be a group with other persons beneficially owning common stock. The reporting persons do not affirm the existence of such a group.
- Ryan P. Taylor: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,831,761; sole dispositive power 0; shared dispositive power 13,831,761; aggregate amount beneficially owned 13,831,761 (21.08% of the class)
  Comment: This percentage is calculated based upon 65,600,219 shares of Common Stock of the Issuer issued and outstanding as of January 26, 2026 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on February 4, 2026.
  
  The reporting persons making this filing may be deemed to be a group with other persons beneficially owning common stock. The reporting persons do not affirm the existence of such a group.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: Reservoir Media, Inc.
Address of issuer's principal executive offices: 200 VARICK STREET, SUITE 801, NEW YORK, New York (NY), 10014
Comment:
This amendment to Schedule 13D (this "Statement") amends the Schedule 13D filed by the RH Parties, the EE Parties and ER (each as defined below) on July 29, 2021 (the "Original 13D"), only to the extent set forth herein.

Except as set forth herein, the Original 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original 13D.

## Item 2. Identity and Background
Name of person filing:
This Statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

i. ER Reservoir LLC, a Delaware limited liability company ("ER"), with respect to the Shares beneficially owned by it;

ii. Richmond Hill Capital Partners, LP, a Delaware limited partnership ("RHCP"), with respect to the Shares beneficially owned by it;

iii. Essex Equity Joint Investment Vehicle, LLC, a Delaware limited liability company ("EEJIV"), with respect to the Shares beneficially owned by it;

iv. Richmond Hill Investments, LLC, a Delaware limited liability company and a manager ("RHI") of ER, with respect to the Shares that may be deemed to be beneficially owned by RHI (together with EEJIV, the "EE Parties");

v. Richmond Hill Investment Co., LP, a Delaware limited partnership and a manager (the "Manager" or "RH") of ER and investment advisor to RHCP, with respect to the Shares that may be deemed to be beneficially owned by RH;

vi. Richmond Hill Capital Management, LLC, a Delaware limited liability company and the general partner (the "General Partner") of RH, with respect to the Shares that may be deemed to be beneficially owned by the General Partner;

vii. Richmond Hill Advisors, LLC, a Delaware limited liability company and the general partner (the "RHCP General Partner") of RHCP, with respect to the Shares that may be deemed to be beneficially owned by the RHCP General Partner; and

viii. Ryan P. Taylor, a United States citizen ("Mr. Taylor"), a manager of the General Partner and managing member of the RHCP General Partner, with respect to the Shares that may be deemed to be beneficially owned by the General Partner and RHCP General Partner and his equity ownership in EEJIV (together with (ii), (v)-(vii), the "RH Parties").

The Reporting Persons have entered into a Joint Filing Agreement, filed herewith as Exhibit 24, pursuant to which the Reporting Persons agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Information with respect to each Reporting Person is given solely by such Reporting Person. Each Reporting Person assumes no responsibility for the accuracy or completeness of the information furnished by any other Reporting Person. The Shares reported hereby for ER are beneficially owned by ER. Certain of the EE Parties and the RH Parties, as applicable, may be deemed to have sole or shared voting and/or dispositive power over, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3) all or a portion of such Shares beneficially owned by ER, as a result of being a manager, managing member, general partner or investment manager or having another relationship, as applicable, with respect to ER and/or certain of its affiliates. This Schedule 13D amendment shall not be construed as an admission that such Reporting Person is, for purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose, the beneficial owners of any securities covered by this Schedule 13D. The Reporting Persons expressly disclaim that they have agreed to act as a group.
Residence or business address:
The address of the principal business office of the RH Parties is c/o Richmond Hill Investment Co., LP, 381 Park Avenue South, Suite 1101, New York, New York 10016

The address of the principal business office of ER and the EE Parties is 7 Columbia Turnpike, Florham Park, NJ 07932.
Present principal occupation or employment: The principal business of each of ER, RHCP and EEJIV is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the Manager is that of an investment adviser. The principal business of RHI is to serve as a manager of limited liability companies. The principal business of the RHCP General Partner is to serve as the general partner of RHCP. The principal business of Mr. Taylor is to serve as a manager of the General Partner, managing member of the RHCP General Partner, and a manager of other investment vehicles.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See responses to row 6 on each cover page.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: This Statement is not being filed as a result of any particular acquisition or disposition of shares of Common Stock by the Reporting Persons, but is being filed in connection with the Proposal (as defined below).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of each Original Schedule 13D is hereby amended to incorporate the following at the end thereof:

On March 3, 2026, Wesbild, Inc. ("Wesbild") and RH (together with Wesbild, the "Investors"), jointly submitted to the board of directors of the Issuer (the "Board") a preliminary non-binding proposal (the "Proposal") to acquire all of the outstanding shares of Common Stock of the Issuer that are not already owned by the Investors or certain of their respective affiliates in a going private transaction (the "Proposed Transaction").

Under the Proposal, the Investors propose to acquire all of the outstanding shares of the Issuer's Common Stock not already owned by the Investors or certain of their respective affiliates, directly or indirectly, for a purchase price in cash of $10.50 per share, representing an approximately 39% premium over the closing price of the Issuer's Common Stock on February 25, 2026, the trading day immediately prior to the day that the Issuer's receipt of an unsolicited acquisition offer was first publicly reported, and approximately 41% over the 90-day volume-weighted average trading price (through February 25, 2026) of the Issuer's Common Stock.

RH intends to obtain the requisite financing with respect to the Proposed Transaction. The Proposed Transaction would not be subject to any financing condition or contingency.

As indicated in the Proposal, the Investors expect that the Board will form a special committee of independent and disinterested directors (the "Special Committee") of the Board, which will be fully empowered to review and accept or reject the Proposal or any other proposal the Investors or any unaffiliated third party may make. The Investors expect that the Special Committee will select and engage independent legal and financial advisors to advise it in connection with the Proposal. The Investors do not intend to move forward with the Proposal unless it is approved by such a Special Committee.

If the Proposed Transaction is completed, the Issuer's Common Stock would become eligible for termination of registration pursuant to the Exchange Act, including Section 12(g)(4) thereof, and would be delisted from The Nasdaq Stock Market LLC. In addition, the consummation of the Proposed Transaction could result in one or more of the actions specified in Item 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the Board of the Issuer (if the Issuer is the surviving company in the merger), and a change in the Issuer's charter and bylaws to reflect that the Issuer would become a privately held company.

There can be no assurance that any discussions that may occur between the Investors and the Issuer with respect to the Proposal will result in the entry into a definitive agreement concerning a transaction or, if such a definitive agreement is reached, will result in the consummation of a transaction provided for in such definitive agreement. Discussions concerning a transaction may be terminated at any time and without prior notice. Entry into a definitive agreement concerning a transaction and the consummation of any such transaction will be subject to a number of contingencies that are beyond the control of the Investors, including the approval of the Board and the Special Committee, if formed, and the satisfaction of any conditions to the consummation of a transaction set forth in any such definitive agreement, including receipt of all necessary regulatory approvals. References to the Proposal in this Statement are qualified in their entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference in its entirety.

As of the date hereof, none of the Reporting Persons, other than RH, are considered "Investors" as defined herein and such term does not include any of the other Reporting Persons referenced in this Schedule 13D amendment. As of the date hereof, none of the Reporting Persons (other than RH) has entered into any agreement, arrangement or understanding with respect to the Proposal or any transaction that would result from the Proposal. Except as may be required by law, the Reporting Persons do not intend to disclose developments with respect to the foregoing unless and until the Board and the Investors have approved a specific transaction, if any, and the Investors and the Board have then entered into a definitive agreement to effect such transaction or discussions concerning such transaction have been terminated.

Other than as described in this Item 4, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons originally acquired the Common Stock reported herein for investment purposes. The Reporting Persons intend to continue to regularly review and assess their investment in the Issuer and depending on market conditions and other factors, may, at any time and from time to time without prior notice, make additional purchases of the Common Stock either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons' evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors, including RH acquiring a portion of Wesbild's equity in connection with and subject to the closing of the Proposed Transaction. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Common Stock and/or enter into derivative transactions with institutional counterparties with respect to the Issuer's securities, including the Common Stock. The Investors intend to engage in, among other activities, due diligence activities, communications and negotiations with the Special Committee, the Board, the Issuer's management, advisors, other stakeholders (including the Issuer's security holders and the Issuer's contractual and operational counterparties and regulators), regulatory authorities in respect of the terms, conditions and other matters relating to a potential transaction involving the Issuer and its securities, including the potential transaction described in the Proposal, and a broad range of other strategic, financial and operational matters and may encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of each Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in rows (11) and (13) of the cover pages of this Statement is incorporated by reference into this Item 5(a).

In addition, in connection with Mr. Taylor's compensation for service as a non-employee director of the Issuer, Mr. Taylor has been awarded an aggregate of 13,103 Deferred Stock Units ("DSUs") and Restricted Stock Units ("RSUs") under the Reservoir Media, Inc. 2021 Omnibus Incentive Plan (the "Plan") that have not settled as of the date of this Statement. Mr. Taylor has directed the Issuer to transfer Common Stock issued upon settlement on a one-for-one basis of the DSUs and RSUs into the account of ER. The amount of DSUs and RSUs that have not settled are not included in the number of shares of Common Stock otherwise reported hereunder as attributable to the EE Parties, ER, or the RH Parties.

The EE Parties, ER and RH Parties are jointly filing this Statement because they may be deemed to constitute a Section 13(d) group as a result of the Proposal. However, each of the EE Parties, ER and RH Parties are reporting beneficial ownership only with respect to the securities reflected on their respective cover pages of this Statement. In this regard, each of the EE Parties, ER and RH Parties disclaim beneficial ownership of the reported securities not reflected on their respective cover pages and the filing of this Statement shall not be deemed an admission of beneficial ownership of any of the reported securities for purposes of Section 13(g) or Section 13(d) or otherwise. The Shares reported hereby for ER are beneficially owned by ER. Certain of the EE Parties and the RH Parties, as applicable, may be deemed to have sole or shared voting and/or dispositive power over, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3) all or a portion of such Shares beneficially owned by ER, as a result of being a manager, managing member, general partner or investment manager or having another relationship, as applicable, with respect to ER and/or certain of its affiliates. This Schedule 13D amendment shall not be construed as an admission that such Reporting Person is, for purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose, the beneficial owners of any securities covered by this Schedule 13D. The Reporting Persons expressly disclaim that they have agreed to act as a group.

The Reporting Persons and Wesbild may be deemed to constitute a Section 13(d) group as a result of the Proposal. However, this Amendment only reflects securities directly or indirectly held by the Reporting Persons and, in this regard, the Reporting Persons disclaim beneficial ownership of the securities not reflected on the cover pages hereto. This Amendment shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose, the beneficial owner of any securities covered by this Amendment or member of a Section 13(d) group with Wesbild, and the Reporting Persons expressly disclaim membership in any such group.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows (7) through (10) of the cover pages of this Statement are is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days:
Except as set forth in this Statement, the Reporting Persons have not engaged in any transactions within the past 60 days.

On February 20, 2026, 654 DSUs were awarded to Mr. Taylor under the Plan in connection with Mr. Taylor's compensation for service as a non-employee director of the Issuer. The information set forth in Item 5(a) with respect to RSUs and DSUs is incorporated by reference into this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Statement is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 24 Joint Filing Agreement, dated March 3, 2026.

Exhibit 99.1 Proposal dated March 3, 2026 from Richmond Hill Investment Co., LP and Wesbild, Inc. to the Board of Directors of Reservoir Media, Inc.

Exhibit 99.2 Preliminary Summary of Terms relating to post-Proposed Transaction Company between Richmond Hill Investment Co., LP and Wesbild, Inc., dated as of March 3, 2026

## Signatures
- ER Reservoir LLC: /s/ Ryan P. Taylor, Ryan P. Taylor, Managing Director (03/03/2026)
- Richmond Hill Capital Partners, LP: /s/ Ryan P. Taylor, Ryan P. Taylor, Manager of Richmond Hill Advisors, LLC, General Partner of Richmond Hill Capital Partners, LP (03/03/2026)
- Essex Equity Joint Investment Vehicle, LLC: /s/ John D. Liu, John D. Liu, Managing Director (03/03/2026)
- Richmond Hill Investments, LLC: /s/ John D. Liu, John D. Liu, Manager of Essex Equity Holdings, LLC, Manager of Richmond Hill Investments, LLC (03/03/2026)
- Richmond Hill Investment Co., LP: /s/ Ryan P. Taylor, Ryan P. Taylor, Manager of Richmond Hill Capital Management, LLC, General Partner of Richmond Hill Investment Co., LP (03/03/2026)
- Richmond Hill Capital Management, LLC: /s/ Ryan P. Taylor, Ryan P. Taylor, Manager (03/03/2026)
- Richmond Hill Advisors, LLC: /s/ Ryan P. Taylor, Ryan P. Taylor, Manager (03/03/2026)
- Ryan P. Taylor: /s/ Ryan P. Taylor, Ryan P. Taylor (03/03/2026)